May 22, 2017

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for Fiscal Year Ended December 31, 2016, as filed February 28, 2017; Form 8-K, as filed April 25, 2017

File No. 001-10765

Dear Mr. Pacho:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated May 18, 2017.

Form 8-K filed April 25, 2017

Exhibit 99.1

Supplemental Statistical Information (unaudited)

1)	We note your response to comment three. In your next earnings release, please discontinue the presentation of EBITDAR margin for your Acute Care and Behavioral Health reporting segments. The Staff believe the adjustment to remove lease and rental expense to determine Operating income/margin (“EBITDAR margin”) is inappropriate as such charges are normal, recurring cash operating expenses necessary to operate your business. Please refer to Question 100.01 of the updated Non-GAAP Compliance Disclosure and Interpretations issued on May 17, 2016.

Response:

Commencing with our earnings release for the three and six-month periods ended June 30, 2017, we will discontinue the presentation of EBITDAR margin for our Acute Care and Behavioral Health reporting segments on the Supplemental Statistical Information schedule.

Please feel free to contact me directly should the Staff have any remaining questions.

Sincerely,

/s/ Steve Filton

Steve Filton

Executive Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)

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